L M L PAYMENT SYSTEMS	news release
Exhibit 20.1

LML REPORTS RESULTS FOR THE THIRD QUARTER OF FISCAL 2004

Positive Cash Flows Achieved

VANCOUVER, BC, February 13, 2004 - LML PAYMENT SYSTEMS INC. (the "Corporation") (Nasdaq: LMLP) reports results for its third quarter and nine months ended December 31, 2003. Cash flows provided by operating activities for the third quarter ended December 31, 2003 were approximately $120,000 compared to cash flows used in operating activities for the third quarter ended December 31, 2002 of approximately ($552,000), an increase of approximately $672,000.

Revenue for the quarter was approximately $2.4 million, compared to approximately $2.5 million for the third quarter ended December 31, 2002, a decrease of approximately 4%.

Cost of operations for the quarter was approximately $1.5 million compared to approximately $1.8 million for the quarter ended December 31, 2002, a decrease of approximately 16.7%. Sales, general and administrative expenses for the quarter were approximately $631,000, compared to approximately $568,000 for the quarter ended December 31, 2002, an increase of approximately 11.1%.

There was a net loss of approximately ($233,000) or approximately ($0.01) per share for the quarter ended December 31, 2003 compared to a net loss of approximately ($545,000) or approximately ($0.03) per share for the quarter ended December 31, 2002.

Cash flows used in operating activities for the nine months ended December 31, 2003 were approximately ($766,000) compared to approximately ($1,153,000) for the nine months ended December 31, 2002, a decrease of approximately $387,000.

Revenue for the nine months ended December 31, 2003 was approximately $6 million compared to approximately $6.3 million for the nine months ended December 31, 2002, a decrease of approximately 4.8%.

Cost of operations was approximately $4.9 million for the nine months ended December 31, 2003 and December 31, 2002. Sales, general and administrative expenses were approximately $1.9 million for the nine months ended December 31, 2003 compared to approximately $1.8 million for the nine months ended December 31, 2002, an increase of approximately 5.6%.

There was a net loss of approximately ($1.8 million) or approximately ($0.09) per share for the nine months ended December 31, 2003 compared to a net loss of approximately ($2.3 million) or approximately ($0.12) per share for the nine months ended December 31, 2002.

Our liquidity and financial position consisted of approximately $4.8 million in working capital as of December 31, 2003, compared to approximately $3.6 million in working capital as of March 31, 2003.

"We are pleased with the results for the quarter. Positive cash flow is an important achievement. We were also pleased with our improved operational efficiency while at the same time investing in new markets. We were active during the quarter with licensing activities of our intellectual property and believe we should begin to see more activity in this area in the future," said Patrick H. Gaines, President and CEO.

-more-

About LML Payment Systems Inc.

The Corporation, through its subsidiary LML Payment Systems Corp., is a financial payment processor providing check processing solutions including electronic check authorization, electronic check conversion (ECC) and primary and third party check collection including electronic check re-presentment (RCK) to national, regional and local retailers. We also provide selective routing of debit, credit and EBT transactions to third party processors and banks for authorization and settlement. The Corporation's intellectual property estate, owned by subsidiary LML Patent Corp, includes U.S. Patent No. 6,547,129, No. 6,354,491, No. 6,283,366, No. 6,164,528, and No. 5,484,988 all of which relate to electronic check processing methods and systems.

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

CONTACTS:

Patrick H. Gaines           Investor Relations
President and CEO         (800) 888-2260
(604) 689-4440